601 Lexington Avenue New York, New York 10022
Joshua N. Korff To Call Writer Directly: (212) 446-4943 jkorff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 24, 2014

Via EDGAR

Mr. Max A. Webb
Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Zoe’s Kitchen, Inc.
Registration Statement on Form S-1
Filed on March 10, 2014
File No. 333-194457

Dear Mr. Webb:

On behalf of our client Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on March 10, 2014 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 27, 2013, as amended by Amendment No. 1 to the Registration Statement, dated as of February 11, 2014.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Morgan, the Chief Financial Officer of the Company, dated March 20, 2014, from the staff of the Commission (the “Staff”).  In addition, this amendment updates certain of the disclosures contained in the Registration Statement.  The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Registration Statement on Form S-1

General

1.                                      Staff’s comment:  We reissue prior comment 1.  We note that you state that your meals are prepared from scratch four times in pages 2 and 3, that you have a “warm” atmosphere, environment, or hospitality 5 times in pages 2-4, and the ingredients which are “high quality” on page 2 are still “high quality” on page 3.

Response:  In response to the Staff’s comment, the Company has revised pages 2, 3 and 4 of the Registration Statement.

2.                                      Staff’s comment:  We reissue prior comment 3.  We are unable to locate the statement that your bread and pitas are made on site as the phrase “from scratch” seems to suggest.  Please revise for clarity.

Response:  In response to the Staff’s comment, the Company respectfully submits that it has revised pages 2 and 3 of the Registration Statement and that references to its bread and pitas being made from scratch were previously deleted from the Registration Statement.

Equity Sponsor, page 8

3.                                      Staff’s comment:  We note your response to our prior comment 11.  Please remove the second and third sentences of this section and the word “leading” in the first sentence.  We note that this is an offering of your securities and not Brentwood’s.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Registration Statement.

The Offering, page 10

4.                                      Staff’s comment:  We note your response to our prior comment 12.  Once the terms of the distribution and stock split are determined, please disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 15, 38, 39 and 99 of the Registration Statement. The Company will make further disclosures with respect to the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants in future filings of the Registration Statement once the terms of the distribution and stock split are determined.

Notes to the Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

5.                                     Staff’s comment:  Please revise your disclosure on page F-13 to disclose the nature of the change to your vacation policy which resulted in a one-time benefit of approximately

$0.3 million to income in the fourth quarter of 2013.  The disclosure should be similar in detail as previously provided in the notes to your financial statements for the forty weeks ended October 7, 2013.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of the Registration Statement to disclose the nature of the change to its vacation policy.

Exhibit 10.2

6.                                      Staff’s comment:  Please file all of the schedules and exhibits to this agreement.  Similarly, file the exhibits and attachments to Exhibits 10.4, 10.5, 10.6, 10.7, 10.8, and 10.11.

Response:  In response to the Staff’s comment, the Company has re-filed the exhibits and attachments to Exhibits 10.4, 10.5, 10.6, 10.7, 10.8 and 10.11. The Company will file the remaining exhibits to the Registration Statement once they are available in future filings of the Registration Statement.

*              *              *              *

In addition, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:           Jason Morgan
                Zoe’s Kitchen, Inc.

Michael Kim, Esq.
Kirkland & Ellis LLP